Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following content was made available on the New T-Mobile website:

Diversity and Inclusion Are in Our DNA – and Always Will Be!

John Legere

June 05, 2019

The last few weeks have been BUSY ones! You may have seen that we recently submitted a set of important filings to the Federal Communications Commission that outline even more detailed commitments about how the proposed New T-Mobile will bring the benefits of 5G For All to American consumers! It was a big milestone for us, and it feels great to know that we’re on the right path! But this process is not done… and we know that, so we are not done talking about all the goodness the New T-Mobile will bring to consumers, and to the U.S.! Today I want to talk a about an important part of our approach to serving customers and how that approach helps make us the Un-carrier. Our culture of diversity and inclusion. It’s key to our culture and our success – and it will continue as a key aspect of who we are – with the New T-Mobile.

Diversity and Inclusion are in our DNA.

No doubt, if our proposed merger is approved, we have A LOT of work to do to bring the New T-Mobile to life and deliver on ALL that we’ve committed. Frankly, WE CANNOT WAIT and fortunately we’ll be fueled by more than 100,000 of the most talented, motivated T-Mobile and Sprint rock stars who are ready and willing to roll up their sleeves and get down to business.

It’s no secret that I am really, really proud of the T-Mobile team. If you follow me on Twitter or Facebook or Instagram, you’ve seen that I spend a majority of my time out of the office traveling to locations around the country – usually to see our rock star employees and how things are working. One of the things I love most about my time on the road is getting to meet so many different types of people and truly listening to them. They speak for our customers, and they are the pulse of this business. At T-Mobile the diversity of our people and support of inclusion across the company are two of our super powers! Why? Diversity brings fresh perspectives.

Inclusion enables new and different thinking. Different thinking is what created the Un-carrier! It’s really pretty simple if you embrace it. No two people are alike, and no two people bring the same point of view. That means we can learn so much from EVERY SINGLE PERSON and use what we learn to better serve our customers EVERY SINGLE DAY!

This is not corporate BS. Creating a culture of diversity and inclusion (D&I) has been in the T-Mobile DNA since the Un-carrier was born. Let me put it this way. If you were building a company that planned on breaking all the rules in the industry, would YOU want employees who fall in line with the same old cookie-cutter mold? NO!!! The Un-Carrier has been built to break down barriers and rewrite the rules. To truly serve customers in every corner of the U.S., we need every voice, perspective and imagination we can get!

One way T-Mobile supports this is through our D&I Network – groups where employees can come together to address tough topics, challenge assumptions and learn to be allies for each other and our customers. T-Mobile has tens of thousands of employees who are engaged! Over the past three years, we’ve gone from 12% of employees participating to 44%. In some areas of the business like our Customer Care team, nearly 70% of all employees are involved! On average T-Mobile employees who are involved in D&I networks have more career mobility – they are less likely to leave the company than those who aren’t involved and their potential to take on new roles in the company is 11% higher than those not involved.

And we’ve received some recognition for our efforts, which is humbling – like the Forbes Best Employers for Diversity award. I want current and future employees to know that this is a priority for us. Not just some rhetoric. Third party acknowledgement helps too, like a perfect 100 on the Human Rights Campaign Corporate Equality Index seven years in a row, or being designated a Military Friendly Employer by Military Friendly for 11 years running, receiving a score of 100% on the Disability Equality Index, which is a joint initiative of the American Association of People with Disabilities and US Business Leadership Network… I could go on and on because this team has dozens of similar achievements!

By the way, Sprint has a great track record here, too. Similar to T-Mobile, Sprint sees real value in its Employee Resource Groups. Sprint has also been recognized by Human Rights Campaign, Military Friendly and the Disability Equality Index for prioritizing diversity and inclusion. There is no doubt in my mind that together, our people will continue to be unstoppable in an even BIGGER way – and that is where the magic of the New T-Mobile will really take off. When we combine the talent of these two companies to take on the other guys, just imagine what we will be able to accomplish!

Continuing Our Commitment at the New T-Mobile

Think we’re going to check this all at the door when T-Mobile and Sprint come together and forget where we came from? Scrap it all and start over? Absolutely not! Frankly, exactly the opposite. We want to do all of this AND MORE to help build the New T-Mobile! How can we deliver 5G For All without a workforce that truly represents, listens to and understands the needs of ALL? The short answer? We can’t. And frankly, we won’t even try!

An amazing part of this merger process has been the opportunity we’ve had to work with dozens of organizations that champion diverse communities. These connections and support have been crucial for us to understand short- and long-term needs and to create a company that truly addresses them. Some of our advocates have been organizations such as the US Hispanic Chamber of Commerce, U.S. Black Chambers, Hispanic Heritage Foundation, and the National Hispanic Media Coalition.

The New T-Mobile has made bold – and necessary – commitments to serving the underserved and bringing 5G to the rural U.S. We’ve said we’re going to grow our retail store count, add thousands more to our Magenta team and build five new Customer Experience Centers if our merger is approved. To bring the benefits of a super-charged Un-carrier to EVEN MORE people in EVEN MORE places across the country, we’re going to have to work even harder to connect with them in new ways. And that starts with our people.

As T-Mobile and Sprint eventually integrate, we have BIG PLANS to reaffirm and expand on the values that T-Mobile and Sprint have both cultivated for many years. Here at T-Mobile we like to say “Be you!” And we mean it! We know it is our diverse and passionate workforce that fuels us and has helped us become the best at what we do… just imagine what this means for the New T-Mobile. We will be unstoppable!

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.